SECURITI 08031640 ISSION

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SEC FILE NUMBER
8-44559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Low (212) 421-1616
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

APR 24 2008
Washington, DC
104

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Sunrise Securities Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Marcia Kucher, Notary Public
State of New York No.03-466-7377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

SUNRISE SECURITIES CORP.

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 24, 2008

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash	$ 1,846,978
Due from brokers	1,347,373
Securities owned, marketable, at market value	814,048
Securities owned, not readily marketable, at estimated fair value	8,312,734
Prepaid and other	411,275
Deferred taxes	116,515
Due from shareholder	11,634,128
	$24,483,051
LIABILITIES	
Accounts payable and accrued expenses	$ 283,145
	283,145
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	18,512,116
Retained earnings	5,390,790
	24,199,906
	$24,483,051

See notes to statement of financial condition

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that provides financing and corporate financial advisory services to small to mid-size companies. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company is a member of the Financial Industry Regulatory Authority.

[2] Revenue recognition:

Securities transactions and commissions relating to securities transactions are recorded on a trade date basis. Revenues and expenses related to underwriting and private placement activities are recognized on the offering date when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized only upon successful completion of the engagement.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] Cash:

Cash represents cash held in a major financial institution, which is insured by the Federal Deposit Insurance Corporation up to $100,000.

[5] Securities owned, marketable and not readily marketable:

Securities owned, marketable are stated at market value.

Securities owned, not readily marketable are stated at fair value, as determined by management.

From time to time the Company earns fees in the form of securities, which, generally, are not readily marketable. These securities are valued at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in trading and investment gains, net.

[6] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTION

At December 31, 2007, the Company has non-interest bearing advances outstanding from its sole shareholder of $11,634,128. The sole shareholder intends to repay such amount in the near term.

NOTE C - INCOME TAXES

Deferred taxes consist of the following at December 31, 2007:

	Asset (Liability)
Cash to accrual adjustments	$ 10,000
Net unrealized loss on securities owned	107,000
Charitable contribution carryover	489,000
	606,000
Valuation allowance	(489,000)
Net deferred tax asset	$ 117,000

At December 31, 2007, the Company has approximately $5,527,000 of charitable contribution carryovers that expire in 2010, 2011 and 2012.

The change in the valuation allowance from 2006 amounts to a decrease of $272,000.

The effective tax rate differs from the expected rate primarily because of charitable contributions, for which no benefit has been recognized.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2007, the Company had net capital of approximately $3,484,000 as compared to net capital requirements of $250,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing brokers.

NOTE F - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB released FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. In January 2008, the FASB deferred the effective date of FIN 48 for certain nonpublic entities, and this interpretation shall be effective for fiscal years beginning after December 15, 2007. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying this interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Management is currently evaluating the impact, if any, of the adoption of FIN 48 on the Company's financial statements.

In September 2006, the Financial Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS is effective the first year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

END